UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

Dated May 2, 2023

Commission File Number 001-38018

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Integrated Media Technology Limited

(Exact Name as Specified in its Charter)

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N/A

(Translation of Registrant’s Name)

Suite 1401 Level 14, 219-227 Elizabeth Street

Sydney NSW 2000 Australia

(Address of principal executive office)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):  ☐

Appointment of Director

Mr. Hazran Mohamed

On May 2, 2023 the board of directors (the “Board”) of Integrated Media Technology Limited (the “Company”) have appointed Mr. Hazran Mohamed (“Mr. Mohamed”) to be an independent director of the Company, subject to the approval at the shareholders at the Annual General Meeting to be held on or about May 31, 2023. Mr. Mohamed meets the Nasdaq Stock Market independence requirements.

Mr. Mohamed, aged 52, has over 15 years of experience as journalist working as news editor for television. Currently he is an independent journalist in Malaysia. From 2020 to 2022, he was the Press Secretary to Minister of Ministry of Rural Development (“KPLB”), a government linked entity in the business of rural development in line with the Malaysian government’s initiative in addressing poverty, improving the quality of life and well-being of the rural community. Prior to joining the KPLB, Mr. Mohamed has worked in senior positions as a Special Officer to Chairman of Tenaga National Berhad (TNB), the national electricity company of Malaysia. From 2016 to 2018 he served as the Head of Corporate Communication for Ministry of Education.

Mr. Mohamed received a Bachelor of Social Science & Malay Literature from Universiti of Malaya.

Mr. Mohamed does not have a family relationship with any other director or officer of the Company as defined in Item 401 of Regulation S-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: May 2, 2023

Integrated Media Technology Limited

By:	/s/ Xiaodong Zhang
Name:	Xiaodong Zhang
Title:	Chief Executive Officer

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